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                                    EUROTECH
              10306 Eaton Place, Suite 220, Fairfax, VA 22030-2201
                 Voice: (703) 352-4399 Facsimile: (703) 352-5994
      Email:eurotech@eurotechltd.com * Website: http://www.eurotechltd.com

June 27, 2002

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re: S-3 Registration Statement, Registration No. 333-88238

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Eurotech, Ltd. (the "Registrant") applies for an order granting the immediate withdrawal of the above referenced Registration Statement on Form S-3. The Registration Statement was originally filed on May 14, 2002 and was subsequently amended on May 24, 2002.

         Several of our financing agreements with Woodward LLC, one of our selling shareholders in the above referenced Registration Statement, are going to be amended so that the transactions as described in the Registration Statement are no longer accurate and are not completed under the requirements of Rule 415. In addition, we have been notified that we will not be able to register in excess of our authorized capital in anticipation of approval of an increase in authorized capital at a special meeting of our shareholders to be held in the near future. Therefore, we feel it is in the best interests of the public and necessary for the protection of investors that we withdraw the current filing. No securities have been sold under the Registration Statement and the prospectus has not been distributed to any person or entity other than through the filings made with the SEC.

         Therefore, we request confirmation that the withdrawal of the Registration Statement, as amended, including all exhibits, be issued by the Commission as soon as possible on the grounds that the withdrawal is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). We intend to respond to the outstanding comments form the SEC in the outstanding S-2 registration statement, outstanding preliminary proxy statement on Schedule 14A or upon re-filing of the S-3 at a later date.

         Please provide the Registrant a facsimile copy of the confirmation as soon as it is available at facsimile number (703) 352-5994. If you have any questions regarding the foregoing application for withdrawal, please feel free to contact me at (703) 352-4399. Thank you for your assistance with this matter.

                                        Very truly yours,

                                        /s/ Todd J. Broms
                                        Todd J. Broms
                                        President and CEO

cc: Frank Green, SEC Mail Stop 4-4